February 21, 2017

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oramed Pharmaceuticals Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended August 31, 2016
Filed November 25, 2016 (the “Filing”)
File No. 001-35813

Dear Ms. Hayes:

The Company is writing in response to your letter dated February 10, 2017. For your convenience, your original comment appears below in italicized text and is followed by the Company’s response.

Out-Licensed Technology, page 8

In future filings, please revise the description of your license agreement with HTIT to include the duration of the agreement, royalty term, termination provisions and when your patents covering your technology will expire.

Company Response: In future periodic reports under the Securities Exchange Act of 1934, as amended, the Company will revise its disclosure, where applicable, to include the following (changes are shown in double underline):

“On November 30, 2015, we, our Israeli subsidiary and HTIT entered into a Technology License Agreement, and on December 21, 2015 these parties entered into an Amended and Restated Technology License Agreement that was further amended by the parties on June 3, 2016 and July 24, 2016, or the License Agreement. According to the License Agreement, we granted HTIT an exclusive commercialization license in the territory of the People's Republic of China, Macau and Hong Kong, or the Territory, related to our oral insulin capsule, ORMD-0801, or the Product. Pursuant to the License Agreement, HTIT will conduct, at its own expense, certain pre-commercialization and regulatory activities with respect to our technology and ORMD-0801 capsule, and will pay (i) royalties of 10% on net sales of the related commercialized products to be sold by HTIT in the Territory, or Royalties, and (ii) an aggregate of approximately $37.5 million, of which $3 million is payable immediately, $8 million will be paid in near term installments subject to our entry into certain agreements with certain third parties, and $26.5 million will be payable upon achievement of certain milestones and conditions. In the event that we will not meet certain conditions, the Royalties rate may be reduced to a minimum of 8%. Following the final expiration of our patents covering the technology in the Territory in 2033, the Royalties rate may be reduced, under certain circumstances, to 5%. The royalty payment obligation shall apply during the period of time beginning upon the first commercial sale of the Product in the Territory, and ending upon the later of: (i) the expiration of the last-to-expire licensed patent in the Territory; and (ii) 15 years after the first commercial sale of the Product in the Territory, or the Royalty Term.

Oramed Pharmaceuticals Inc. | 2/4 Hi-Tech Park Givat Ram, Jerusalem, Israel 91390 | www.oramed.com

Phone: + 972-2-566 0001 | Fax: + 972-2-566 0004 | Email: info@oramed.com

The License Agreement shall remain in effect until the expiration of the Royalty Term. The License Agreement contains customary termination provisions.

The initial payment of $3 million was received in January 2016. Following achievement of certain milestones, the second and third milestone payments of $6.5 million and $4 million, respectively, were received in July 2016 and the fourth milestone payment of $4 million was received in October 2016.”

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The Company appreciates your comment and welcomes the opportunity to discuss with you the response provided above. Please call me at +972 (0)2 5788 763 if you have any questions or require additional information.

Sincerely,

Oramed Pharmaceuticals Inc.

By:	/s/ Yifat Zommer
Yifat Zommer Chief Financial Officer